UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

Helix BioMedix, Inc.
(Name of the Issuer and Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

423287309
(CUSIP Number of Class of Securities)

R. Stephen Beatty
President and Chief Executive Officer
Helix BioMedix, Inc.
22121 17th Avenue S.E., Suite 112
Bothell, Washington 98021
(425) 402-8400
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Mark F. Worthington, Esq.
Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, Washington  98104
(206) 676-7000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

	Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$182,742.60		$20.95
(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 304,571 shares of common stock for $0.60 per share in cash in lieu of issuing fractional shares to holders.

(2) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $182,742.60 by 0.00011460.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $13.76
Form or Registration No.:  Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendments Nos. 1, 2 and 3 thereto
Filing Party:  Helix BioMedix, Inc.
Dates Filed:  September 11, 2012, October 23, 2012, November 14, 2012 and November 19, 2012

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by Helix Biomedix, Inc., a Delaware corporation (the “Company”), on September 11, 2012, as amended by Amendment No. 1 filed on October 23, 2012, Amendment No. 2 filed on November 14, 2012 and Amendment No. 3 filed on November 19, 2012, in connection with a proposed transaction to suspend its periodic reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

At a special meeting of stockholders held on December 28, 2012, the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation (the “Amendment”) to effect a 1-for-300 reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”).  The Amendment was filed with the Secretary of State of the State of Delaware and became effective on December 28, 2012.

Upon the effectiveness of the Reverse Stock Split, (a) each share of Common Stock held of record by a stockholder holding fewer than 300 shares of Common Stock immediately prior to the effective time of the Reverse Stock Split was automatically converted into the right to receive $0.60 in cash per pre-split share of Common Stock, subject to any applicable U.S. federal, state and local withholding tax, and without interest, and (b) stockholders that held at least one share of Common Stock after the Reverse Stock Split will continue as stockholders of the Company, and any resulting fractional shares owned by such continuing stockholders following the Reverse Stock Split will remain outstanding as fractional shares and such continuing stockholders will not be entitled to receive any cash payment.

Based on the information available to the Company as of the date hereof, the Reverse Stock Split reduced the number of record holders of the Common Stock to fewer than 500, thereby allowing the Company to suspend its reporting obligations under the Exchange Act pursuant to Rule 12h-3(b)(1)(ii) of the Exchange Act.  Accordingly, the Company is filing a Form 15 with the Securities and Exchange Commission (the “SEC”) to suspend its reporting obligations under the Exchange Act.  Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HELIX BIOMEDIX, INC.

By:	/s/ R. Stephen Beatty
R. Stephen Beatty
President and Chief Executive Officer

Dated:  January 8, 2013